Extraordinary General Meeting of SYLA Technologies Co., Ltd.

Date: April 26, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

Resolution	For	Against
Proposal 1: Partial Amendments to the Terms and Conditions of the 1st Stock Acquisition Rights	☐	☐
Proposal 2: Partial Amendments to the Terms and Conditions of the 5th Stock Acquisition Rights	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here ______________ Please Date Above ______________

Please Sign Here ______________ Please Date Above ______________

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Extraordinary General Meeting of SYLA Technologies Co., Ltd. to be held April 26, 2024 For Holders as of March 28, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on April 19, 2024.

PROXY TABULATOR FOR
SYLA TECHNOLOGIES CO., LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

SYLA Technologies Co., Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on April 19, 2024)

The undersigned registered holder of American Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of SYLA Technologies Co., Ltd., registered in the name of the undersigned on the books of the Depositary as of the close of business on March 28, 2024 at the Extraordinary General Meeting of Shareholders of SYLA Technologies Co., Ltd., to be held on April 26, 2024 in Shibuya-ku, Tokyo, Japan.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution.**
2. **It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items.**
3. **It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
SYLA TECHNOLOGIES CO., LTD.
P.O. BOX 8016
CARY, NC 27512-9903